Dreyfus Government Cash Management
Statement of Investments
October 31, 2004 (Unaudited)

U.S. Government Agencies --98.7%	Annualized Yield on Date of Purchase (%)		Principal Amount ($)	Value ($)
Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Notes				
11/8/2004	1.78	a	75,000,000	74,999,640
12/2/2004	1.77	a	230,000,000	229,996,104
12/3/2004	1.77	a	75,000,000	74,998,353
2/8/2005	1.79	a	50,000,000	50,000,000
4/15/2005	1.79	a	125,000,000	124,994,354
Federal Home Loan Banks, Discount Notes				
11/1/2004	1.69		547,000,000	547,000,000
11/10/2004	1.74		307,246,000	307,112,348
4/1/2005	2.03		25,000,000	24,911,732
4/8/2005	2.10		215,629,000	213,665,818
4/13/2005	2.10		106,221,000	105,222,608
4/15/2005	2.10		102,449,000	101,472,047
4/20/2005	2.10		75,000,000	74,263,333
5/3/2005	1.35		105,000,000	104,997,504
Federal Home Loan Banks, Floating Rate Notes				
11/24/2004	1.77	a	400,000,000	399,994,962
12/15/2004	1.77	a	250,000,000	249,997,737
4/7/2005	1.80	a	85,000,000	84,999,976
4/11/2006	1.81	a	250,000,000	249,783,729
Federal Home Loan Banks, Notes				
12/2/2004	1.77		100,000,000	100,000,429
12/15/2004	1.37		44,570,000	44,608,022
2/15/2005	1.23		25,000,000	25,043,631
3/11/2005	1.42		200,000,000	200,000,000
4/29/2005	1.32		100,000,000	100,000,000
Federal Home Loan Mortgage Corporation, Discount Notes				
12/20/2004	1.62		227,854,000	227,354,683
Federal National Mortgage Association, Discount Notes				
11/3/2004	1.51		351,915,000	351,885,674
11/12/2004	1.34		269,000,000	268,891,427
11/24/2004	1.63		85,675,000	85,586,053
12/22/2004	1.84		500,000,000	498,703,750
1/26/2005	2.02		50,000,000	49,760,514
2/4/2005	1.30		100,000,000	99,662,222
2/9/2005	1.83		250,000,000	248,743,056
Federal National Mortgage Association, Floating Rate Notes				
3/10/2005	1.78	a	100,000,000	100,000,000
Federal National Mortgage Association, Notes				
2/11/2005	1.35		200,000,000	200,000,000
2/25/2005	1.37		113,500,000	113,500,000
4/19/2005	1.29		235,000,000	235,000,000
Total U.S. Government Agencies				
(cost $5,967,149,706)				**5,967,149,706**
Repurchase Agreements --1.4%				
Goldman Sachs & Co. dated 10/29/2004, due 11/1/2004 in the amount of $86,011,467 (fully collateralized by $72,559,000 U.S. Treasury Bills, due 2/24/2005, $14,693,000 U.S. Treasury Bonds, 5.25% due 2/15/2029 value $87,720,800) (cost $86,000,000)	1.60		86,000,000	**86,000,000**
Total Investments ($6,053,149,706)	**100.1%**			**6,053,149,706**
Liabilities, Less Cash and Receivables	**(0.1%)**			**(8,101,037)**
Net Assets	**100.0%**			**6,045,048,669**

a Variable interest-rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Government Prime Cash Management
Statement of Investments
10/31/2004 (Unaudited)

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills - 26.1%			
11/12/2004	1.55	42,000,000	41,980,108
12/23/2004	1.64	100,000,000	99,764,556
1/27/2005	1.79	125,000,000	124,462,292
Total U.S. Treasury Bills (cost $266,206,956)			**266,206,956**
U.S. Government Agencies - 74.1%			
Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Notes			
11/8/2004	1.78 a	25,000,000	24,999,880
12/3/2004	1.77 a	25,000,000	24,999,451
4/15/2005	1.79 a	50,000,000	49,997,742
Federal Farm Credit Banks, Discount Notes			
11/1/2004	1.71	50,000,000	50,000,000
11/5/2004	1.68	50,000,000	49,990,667
11/9/2004	1.71	50,000,000	49,981,000
11/12/2004	1.70	55,000,000	54,971,431
Federal Home Loan Banks, Discount Notes			
11/1/2004	1.69	72,000,000	72,000,000
3/8/2005	1.34	12,510,000	12,505,495
3/16/2005	1.96	58,000,000	57,578,050
4/1/2005	2.03	50,000,000	49,823,463
Federal Home Loan Banks, Notes			
11/15/2004	1.14	5,605,000	5,606,744
12/3/2004	1.43	25,000,000	25,000,000
12/15/2004	1.16	5,000,000	5,015,997
2/15/2005	1.23	5,000,000	5,008,726
Tennessee Valley Authority, Discount Notes			
11/4/2004	1.68	150,000,000	149,978,957
11/18/2004	1.69	68,200,000	68,145,440
Total U.S. Government Agencies (cost $755,603,043)			**755,603,043**
Total Investments ($1,021,809,999)		**100.2%**	**1,021,809,999**
Liabilities, Less Cash and Receivables		**(.2%)**	**(2,502,346)**
Net Assets		**100.0%**	**1,019,307,653**

a Variable interest rate - subject to periodic change.

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*